ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 www.orbitalcorp.com.au
ASX Code: OEC
FOR IMMEDIATE RELEASE: 28 JULY 2011	OTCBB Code: OBTMY

Orbital passes Vehicle Demonstration Gateway on Changan Automotive Project

PERTH, AUSTRALIA – 28 July 2011 – International clean energy technology group Orbital Corporation Limited (ASX: OEC – “Orbital”), is pleased to advise that it has successfully delivered on the third phase of the Changan Automotive Project (the Vehicle Phase), with best-in-class results.

Chongqing Changan, the second largest domestic passenger car manufacturer in China, engaged Orbital to support the integration of FlexDITM into a new engine concept capable of meeting stringent Chinese Fuel Consumption Regulations Stage III that call for approximately 20% fuel consumption reduction in 2012.

Changan’s new Intelligent Compound Combustion System (ICCS) engine using the Orbital FlexDITM system has now been integrated into a demonstrator vehicle. Changan’s in-house testing during June 2011 shows that the fuel consumption over the European drive cycle is reduced by up to 20% over the baseline MPI D20 engine fitted to the same vehicle model. The ICCS vehicle demonstrator also achieves a fuel consumption reduction of over 40% at idle, and the improved performance from the engine was also evident in vehicle assessments.

Mr Terry Stinson, CEO and Managing Director of Orbital stated “The fuel savings demonstrated on the Changan vehicle are benchmark in the industry. I congratulate Changan for their investment in innovative technologies to improve vehicle emissions. Changan’s achievements with the ICCS engine compliment their growing portfolio of products that will reduce costs for customers and help to improve the air we breathe.”

Dir Zhan, Supervisor of the ICCS project, and Vice Director of Changan Auto Research Institute, commented “The ICCS engine now integrated into a Changan vehicle has achieved the targeted emissions and fuel consumption results. Having achieved best-in-class fuel consumption Changan will give greater consideration to where technology from the ICCS, including Orbital’s FlexDITM, may fit with future product plans. Changan plans for Orbital to continue to be a valued services and technology partner as we move forward.”

Orbital’s program with Changan to achieve world leading reduced fuel consumption has been supported in part by the Australian Federal Government through a grant from the Green Car Innovation Fund.

CONTACTS	Terry Stinson CEO Tel: +61 8 9441 2311	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTMY).